Exhibit 21

SUBSIDIARIES OF WERNER ENTERPRISES, INC.

	SUBSIDIARY	JURISDICTION OF ORGANIZATION

1.	Werner Leasing, Inc.	Nebraska
2.	Gra-Gar, LLC	Delaware
3.	Drivers Management, LLC	Delaware
4.	Werner Management, Inc.	Nebraska
5.	Fleet Truck Sales, Inc.	Nebraska
6.	Werner Global Logistics, Inc.	Nebraska
7.	Werner Transportation, Inc.	Nebraska
8.	Werner de Mexico, S. de R.L. de C.V.	Mexico
9.	Werner Enterprises Canada Corporation	Canada
10.	Werner Cycle Works, Inc.	Nebraska
11.	Werner Leasing de Mexico, S. de R.L. de C.V.	Mexico
12.	Werner Global Logistics U.S., LLC	Nebraska
13.	Werner Global Logistics (Barbados), SRL	Barbados
14.	Werner Global Logistics (Shanghai), Co., Ltd.	China
15.	Werner Global Logistics-Hong Kong Limited	Hong Kong
16.	Werner Fleet Truck Sales, Inc.	Nebraska
17.	WECC, Inc.	Nebraska
18.	Werner Global Logistics Mexico, S. de R.L. de C.V.	Mexico
19.	Werner Global Logistics Australia Pty. Ltd	Australia